Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated November 16, 2012

Powershares

Oil: A Mean Reverting Strategy to Trade Crude Focusing on Oil

November Volume, Flows and AUM Monthly Trends and Top Performers

Notebook

Invesco PowerShares ETN Monthly Report
November 2012 | Data as of Oct. 31, 2012

A Mean Reverting Strategy to Trade Crude Oil

NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE
FOR US INSTITUTIONAL INVESTOR USE ONLY - NOT FOR USE WITH THE PUBLIC

A Mean Reverting Strategy to Trade Crude Oil

Although oil has unique drivers to its price, over the last decade oil has increasingly tended to move generally in line with equity markets as both are largely driven by economic growth. Due to this relationship, we believe using mean reversion analysis can be a useful exercise to value one asset class to another.

When oil is trading below average discounts to US equities;, oil tends to outperform for some period of time going forward. Conversely, when oil is trading above average premiums to US equities, oil tends to underperform for some period of time going forward. Although there is no guarantee the two markets will always follow this pattern, it seems to be an illustration of two asset levels converging towards their respective longer-term averages. Although in the majority of observed periods oil and US equities tended to trade at small premiums or discounts to the long-term average ratio, there were times when the two markets traded well outside the long-term average ratio. In environments where these dislocations between oil prices and US equities are significant, we believe entering into a mean reverting pairs trade may be worth considering.

Oil to US Equities Ratio



Current Oil to US Equities Ratio
5-Year Average Oil to US Equities Ratio
30%
25%
20%
15%
10%
5%
0%
Oil: U.S. Equities
Oil overvalued relative to US Equities
Oil undervalued relative to US Equities
11/02
11/03
11/04
11/05
11/06
11/07
11/08
11/09
11/10
11/11
11/12

Oil is represented by spot and US equities by the S&P 500® Index
Source: Bloomberg L.P., as of Oct. 31, 2012

Retrospective analysis shows mean reversion pairs trades implemented at significant levels of dislocations between oil prices and US equities have often produced positive returns.

To illustrate markets which we consider to be highly dislocated relative to the long-term average, we have highlighted those periods in the graphs on the next page. Although past performance over a decade is certainly not indicative of future results, these dislocations have been selected because, though they have only existed less than 8% of the time over the last 10-years, in that period there has been no forward looking three-month period in which a notional mean reversion trade at these levels of dislocation would not have ended in producing a positive return.

Note: Analysis in this piece examined daily rolling 5-year ratios of spot oil prices to the S&P 500 Index and subsequent forward daily rolling 60-day period returns of oil prices from Oct. 2002 through Oct. 2012. The trades in this piece do not account for any potential transaction costs.

Invesco PowerShares
Notebook: ETN Report

For US Institutional Investor Use Only
Not for use with the public

Distribution of Historical Oil to U.S. Equities Valuations



Where we are today
Frequency
20%
10%
0%
120%
80%
40%
0%
-40%
Premium/Discount to 5-Year Historical Oil to US Equity Ratio

Oil is represented by spot and US equities by the S&P 500 Index
Source: Bloomberg L.P., as of Oct. 31, 2012

By this, we mean that when oil has looked expensive relative to US equities (the left side of both charts), a short oil, long US equities notional trade over the ensuing three months would have produced a positive return in all cases. Similarly, when oil has looked cheap relative to US equities (the right side of both charts), a long oil, short US equities notional trade over the ensuing three months would also have produced a positive return in all cases. Over that 10-year period, these notional trades would have averaged 22%.

Today, using the same analysis, we feel oil may be relatively undervalued to US equities. As of the end of October 2012, oil was trading at a 19% discount to its five-year average ratio to US equities. At these discount levels, retrospective analysis over the last 10 years shows oil has outperformed US equities by an average of 18% over the following three months and a notional mean reversion trade that is long oil and short US equities would have generated positive returns in all cases. However, past performance is not indicative of future performance, and there can be no guarantee that markets will behave in a way that such mean reversion trades would generate positive returns rather than losses.

Trading Oil Relative to US Equities at Extreme Valuations



3-Month Forward Looking Returns
% Frequency of Positive Returns
Where we are today
Short Oil; Long US Equities
Long Oil; Short US Equities
3-Month Forward Looking Returns
80%
60%
40%
20%
0%
-20%
% Frequency of Positive Returns
100%
80%
60%
40%
20%
10%
130% to 140%
120% to 130%
110% to 120%
100% to 110%
90% to 100%
80% to 90%
70% to 80%
60% to 70%
50% to 60%
40% to 50%
30% to 20%
20% to 10%
10% to 20%
0% to 10%
-10% to 0%
-20% to -10%
-30% to -20%
-40% to -30%
Premium/Discount to 5-Year Historical Oil to US Equity Ratio

Oil is represented by spot and US equities by the S&P 500 Index
Source: Bloomberg L.P. as of Oct. 31, 2012

Considering today's relatively large discount of oil to US equities, we believe a long oil, short US equities trade may be worth considering.

Although, the markets are constantly evolving, relative valuation techniques between major asset categories may be a great way to monitor the overall health of the market and possibly identify potential trading opportunities.

PowerShares DB ETN Oil Solutions

DTO	PowerShares **DB Crude Oil Double Short ETN**
SZO	PowerShares **DB Crude Oil Short ETN**
OLO	PowerShares **DB Crude Oil Long ETN**

Note: Analysis in this piece examined daily rolling 5-year ratios of spot oil prices to the S&P 500 Index and subsequent forward daily rolling 60-day period returns of oil prices from Oct. 2002 through Oct. 2012. The trades in this piece do not account for any potential transaction costs.

The opinions expressed are those of the author, are based on current market conditions as of the date of this report and are subject to change without notice. These opinions may differ from those of other Invesco investment professionals.

Data from Bloomberg L.P., as of Oct. 31, 2012
unless otherwise noted
3

October 2012
Exchange-traded note (ETN) Trading Volume

10 Products with Highest Volume in October ($M)

Ticker Name                                       ADTV     Amount      Daily
                                                        Outstanding Turnover
------ ------------------------------------------ ----- ----------- --------
VXX    iPath SandP 500 VIX Short-Term Futures     $849      $1,629      52%
XIV    VelocityShares INV VIX Short-Term          $195        $327     60%
------ ------------------------------------------ ----- ----------- --------
USLV   VelocityShares 3x Silver ETN                $27        $117      23%
AMJ    JPMorgan Alerian MLP                        $26      $5,239       1%
------ ------------------------------------------ ----- ----------- --------
VXZ    iPath SandP 500 VIX Mid-Term Futures        $22        $128      17%
TVIX   VelocityShares Daily 2x VIX Short Term      $13        $183       7%
------ ------------------------------------------ ----- ----------- --------
OIL    iPath Goldman Sachs Crude Oil Total Return  $12        $409       3%
DTO    PowerShares DB Crude Oil Double Short       $11        $59      19%
------ ------------------------------------------ ----- ----------- --------
DGP    PowerShares DB Gold Double Long             $11       $499       2%
UGAZ   VelocityShares 3x Long Natural               $9        $24     40%

ETN Volume

$26.4 Billion

$26.4 billion traded in ETNs during October  up 41% from last month.

ETN Top Volume Categories in October
[GRAPHIC OMITTED]

Most Traded ETN Product Type

Volatility

In October, volatility-based ETNs made up 85% of total ETN dollar volume traded.

Monthly ETN $ Volume
[GRAPHIC OMITTED]

Invesco PowerShares  For US Institutional Investor Use Only
Notebook: ETN Report            Not for use with the public
                                      -2-

October 2012
ETN Assets & Net Flows

Total ETN Assets

$17.3 Billion

ETN assets. In October, total assets in US-listed ETNs were down 2.3%, decreasing by $411 million to $17.3 billion.

ETN net flows. ETN flows were negative in October with a total net outflow of $27 million. The largest inflows went to inverse volatility and master limited partnership (MLP) based products, with $99 million and $47 million in inflows respectively. October ETN outflows were led by volatility and commodity products with $144 million and $45 million in outflows respectively.

Product-related news.
October brought two new ETNs to the market, with the launch of Barclays ETN + Shiller CAPE ETN (CAPE) and ETRACS Monthly Pay 2x Leveraged Mortgage REIT ETN (MORL).

By Investment Objectives (Ranked by October Net Flows)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	10/31/12	Δ Oct.	ΔYTD	Oct.	ΔYTD
Inverse Volatility	4	343	78	-129	99	-484
MLPs	8	6,152	57	1,912	47	1,663
Real Estate	2	30	19	30	18	28
US Equity	30	882	-6	404	17	355
Inverse Precious Metals	6	63	17	-11	9	3
Inverse International/Global Equity	2	15	4	1	4	4
Inverse US Equity	3	23	6	-28	4	2
Inverse Sovereign Debt	9	239	5	118	2	146
Sovereign Debt	11	216	2	41	0	2
Inverse Absolute Return	2	37	-1	-17	0	-13
Inverse MLPs	1	7	0	-4	0	-3
International/Global Equity	6	470	-23	-3	-3	-98
Inverse Commodity	13	178	7	-84	-6	-78
Currency	12	157	-7	-77	-6	-74
Absolute Return	10	236	-13	-111	-8	-98
Precious Metals	12	832	-87	143	-16	59
Commodity	66	5,100	-275	-504	-45	-443
Volatility	8	2,274	-58	848	-144	3,882
Totals	**205**	**17,256**	**-276**	**2,530**	**-27**	**4,852**

By Provider (Ranked by October Assets)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	10/31/12	Δ Oct.	ΔYTD	Oct.	ΔYTD
iPath	69	6,110	-297	69	-189	2,143
JP Morgan	3	5,253	20	1,599	-	1,363
ELEMENTS	11	1,111	-47	-57	0	-62
PowerShares DB	32	1,170	-59	24	-38	-80
ETRACS	34	1,092	57	254	88	199
VelocityShares	22	784	91	123	119	773
Credit Suisse Asset Mgmt	5	429	-8	24	-6	27
Barclays	9	413	-8	164	-6	170
Goldman Sachs	2	255	-12	181	-	177
UBS	2	233	-3	139	8	131
RBS	8	199	-1	74	4	62
Morgan Stanley	6	141	-9	-59	-7	-60
Citigroup	1	6	1	-4	1	8
Keynotes	1	4	0	0	-	-
Totals	**205**	**17,256**	**-276**	**2,530**	**-27**	**4,852**

The net flow numbers by ETN sponsors is an approximate calculation based on outstanding number of ETNs and repurchase value available on Bloomberg. Δ represents change.

Data from Bloomberg L.P., as of Oct. 31, 2012
unless otherwise noted

5

October 2012

10 Products with **Highest Net Inflows** in October ($M)

Ticker	Name	Flows	Ending Amount
XIV	VelocityShares INV VIX Short Term	101	327
MLPI	UBS E-Tracs Alerian MLP Infrastructure ETN	34	424
MORL	E-Tracs Monthly Pay 2x Leveraged Mortgage REIT ETN	18	19
USLV	VelocityShares 3x Silver ETN	15	117
OIL	iPath Goldman Sachs Crude Oil Total Return	14	409
MLPG	UBS E-Tracs Alerian Natural	12	27
SGG	iPath Dow Jones-UBS Sugar Sub Total Return ETN	12	40
BDCL	E-Tracs 2x Wells Fargo BDCI	10	67
JO	iPath Dow Jones-UBS Coffee Sub Total Return	9	42
UCI	E-Tracs UBS Blooberg CMCI	9	153

ETN with Highest Net Inflows in October

XIV

VelocityShares INV
VIX Short Term

▲ $101 Million

10 Products with **Highest Net Outflows** in October ($M)

Ticker	Name	Flows	Ending Amount
VXX	iPath S&P 500 VIX Short-Term Futures	-151	1,629
JJG	iPath Dow Jones-UBS Grains Sub Total Return	-31	121
DGP	PowerShares DB Gold Double Long	-29	499
OLEM	iPath Pure Beta Crude Oil	-17	4
DTO	PowerShares DB Crude Oil Double Short	-10	59
DJP	iPath Dow Jones-UBS Commodity Total Return	-10	2,015
VQT	Barclays ETN + S&P VEQTOR ETN	-9	353
JJA	iPath Dow Jones-UBS Agricultural Sub Total Return	-9	108
UGAZ	VelocityShares 3x Long Natural	-8	24
VIIX	VelocityShares VIX Short Term	-7	9

ETN with Highest Net Outflows in October

VXX

iPath S&P 500
VIX Short-Term Futures

▼ $151 Million

Invesco PowerShares
Notebook: ETN Report

For US Institutional Investor Use Only
Not for use with the public

October 2012

Most Traded ETN Product Type

Appendix

Putting issuer credit risk in perspective: sovereign entity credit risk versus ETN issuer credit risk.

A CDS is quoted as a percentage premium paid by an investor to protect a notional dollar value of credit exposure. For example if an investor wanted to protect $1 million of exposure to Company "XYZ" and the prevailing CDS rate on "XYZ" was 100 basis points, it would mean the investor would pay $10,000 per year for protection on their $1 million exposure.

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal GDP


Today
1-Mo
3-Mo
6-Mo
1-Year
600
500
400
300
200
100
0
basis points
USA
China
Japan
Russia
Germany
France
UK
Brazil
Italy

5-Year Credit Default Swaps For All ETN Issuers


Today
1-Mo
3-Mo
6-Mo
1-Year
500
400
300
200
100
0
basis points
Deutsche Bank
Barclays
UBS
Credit Suisse
Morgan Stanely
RBS
JPMorgan
Goldman Sachs
Citigroup
Svenska Handelsbanken AB

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources; moodys.com and select "Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer[1]

Issuer	S&P Credit Rating	Moody's Credit Rating	Fitch Credit Rating
Barclays	A	A3	A
UBS	A	A2	A
DB	A+	A2	A+
Credit Suisse	A	n/a	A
Svenska Handelsbanken AB	AA-	Aa3	AA-
Morgan Stanley	A-	Baa1	A
RBS	A-	n/a	A
JPMorgan	A	A2	A+
Goldman Sachs	A-	A3	A
Citigroup	A-	n/a	A

Source: Bloomberg, L.P., as of Oct. 31, 2012

1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

Data from Bloomberg L.P., as of Oct. 31, 2012
unless otherwise noted

7

PowerShares Product Strategy & Research Team
John Feyerer, CFA, *VP, Product Strategy & Research*
Jason Stoneberg, CFA, *Vice President of Research*
Graham Day, *Alternative Asset Product Strategist*
Joe Becker, *Sr. Fixed & Equity Income Product Strategist*
Taylor Ames, *Sr. Equity Product Strategist*
Brad Smith, *Research Analyst*

How to Contact:
PowerShares Product Strategy & Research Team
email research@invescopowershares.com

Invesco PowerShares
email info@invescopowershares.com *call* 800 983 0903
web invescopowershares.com *twitter* @PowerShares

Author of *ETN Notebook*
Graham Day, *Alternative Asset Product Strategist*

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and these offerings. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in the applicable offering.

Important Risk Considerations

Each ETN offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The inverse or leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

DTO, SZO and OLO are concentrated in crude oil. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, volatility of commodities prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. DTO, SZO and OLO are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

DTO is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. nor Invesco PowerShares Capital Management LLC is affiliated with Deutsche Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

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